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                                                                     EXHIBIT "A"


                                       CONTACT:   Eugene Melnyk
                                                  Chairman of the Board
                                                  Kenneth Howling
                                                  Chief Financial Officer
                                                  (416) 285-6000

FOR IMMEDIATE RELEASE:

             * BIOVAIL RECEIVES FDA APPROVAL FOR GENERIC TRENTAL *

TORONTO, Canada, July 21, 1998 - Biovail Corporation International (NYSE, TSE:
BVF) today announced that it has received marketing approval for its generic version of Trental (pentoxifylline) from the Food and Drug Administration
(FDA).  Trental is sold in the United States by Hoechst Marion Roussel and is
prescribed for the treatment of peripheral vascular disease.   Sales of
pentoxifylline were in excess of $190 million for 1997 in the United States. Biovail's pentoxifylline will be marketed in the U.S. by Teva Pharmaceuticals USA, Inc., one of the premier marketers of generic products in the United States.

Eugene Melnyk, Chairman of the Board, stated that, "We are excited by the approval of our generic version of Trental by the FDA. Biovail has an additional five ANDA applications, including generic versions of Cardizem CD, Cardizem SR, Verelan, Procardia XL and Adalat CC, awaiting FDA approval. These products currently generate approximately $1.9 billion in brand sales in the United States."

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.